UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD

(Name of Issuer)

ORDINARY SHARES, $0.001 PAR VALUE PER SHARE

 (Title of Class of Securities)

496880 105

 (CUSIP Number)

Tao Li
c/o Kingtone Wirelessinfo Solution Holding Ltd
3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an,
Shaanxi Province, People’s Republic of China 710065
+86-29-88266368

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 13, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ ..

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	496880 105	Page 2 of 4

1	name of reporting person i.r.s. identification no. of above person (entities only) Tao Li
2	check the appropriate box if a member of a group* N/A (A) [ ] (B) [ ]
3	sec use only
4	source of funds* PF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization People’s Republic of China
number of shares beneficially owned by each reporting person with	7	sole voting power 6,787,755 shares
	8	shared voting power 0 shares
	9	sole dispositive power 688,648 shares
	10	shared dispositive power 0 shares
11	aggregate amount beneficially owned by each reporting person 6,787,755 shares
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11) 48.5%
14	type of reporting person* HC, IN

CUSIP No.	496880 105	Page 3 of 4

Explanatory Note:

This Amendment No. 1 (the “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission on September 23, 2010 (the “Original 13D”) by Mr. Tao Li (“Mr. Li” or the “Reporting Person”) with respect to ordinary shares, par value $0.001 per share (“Ordinary Shares”), of  Kingtone Wirelessinfo Solution Holding Ltd, a company organized under the laws of the British Virgin Islands (the “Issuer”). Unless otherwise stated herein, the Original 13D remains in full force and effect. Terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby supplemented and amended as follows:

Since the filing of the Original 13D, Mr. Li acquired an aggregate of 257,850 American Depositary Shares, with each American Depositary Share representing one Ordinary Share (“ADSs”), on the Nasdaq Capital Market as follows:

Date	Number of ADS(s)	Purchase Price/Average Purchase Price per ADS
October 6, 2010	25,000	$2.4308
October 8, 2010	3,000	$2.4423
October 10, 2010	7,875	$2.8575
October 10, 2010	6,600	$3
October 11, 2010	14,475	$2.9225
October 11, 2010	50,000	$2.9667
October 11, 2010	3,700	$2.9588
October 12, 2010	17,500	$3.0177
October 13, 2010	61,500	$3.3936
October 14, 2010	65,250	$3.5887
October 15, 2010	2,950	$3.8

These purchasers were made for Mr. Li’s own account from his personal funds.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby supplemented and amended as follows:

Mr. Li acquired the ADSs that are the subject of this Amendment for investment purposes. Mr. Li will continue to evaluate his ownership and voting position in the Issuer and may consider and pursue the following future courses of action, among others: (i) continuing to hold the ADSs for investment; (ii) acquiring additional ADSs or Ordinary Shares in the open market or in privately negotiated transactions; or (iii) disposing of all or a portion of the ADSs in open market sales or in privately negotiated transactions. Mr. Li’s future actions with regard to this investment will be dependent upon his review and evaluation of numerous factors, including the price levels of the Issuer’s ADSs and Ordinary Shares; the Issuer’s business, financial condition, operating results and prospects; general market and economic conditions; and the relative attractiveness of alternative business and investment opportunities.

Except as set forth herein and in the Original 13D, Mr. Li does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.  Mr. Li may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby supplemented and amended as follows:

Pursuant to Rule 13d-3(a), as of November 16, 2010, the Issuer had 14,000,000 Ordinary Shares issued and outstanding.  After the consummation of the transactions described in Item 4 of this Amendment, Mr. Li has sole power to vote 6,787,755 Ordinary Shares, which constitutes approximately 48.5% of the Issuer’s 14,000,000 outstanding Ordinary Shares.  Mr. Li has the power to direct the disposition of 688,648 Ordinary Shares.  Except as described in this Amendment, Mr. Li has not effected any transactions in the Ordinary Shares during the past 60 days.  Mr. Li has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares he beneficially owns.

CUSIP No.	496880 105	Page 4 of 4

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2010	/s/ Tao Li
Tao Li